Exhibit 99.116

FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, WILSON, Kevin, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the **Form**) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s)WILSON, Kevin	2 Jul 2024
Name: WILSON, Kevin	Date:
Title: CFO	

Reporting Issuer Name:	Verses AI Inc. / Verses AI Inc. (000052031)
End date of previous financial year:	31 Mar 2024
Type of Reporting Issuer:	**[X] Class 1 reporting issuer [_] Class 3B reporting issuer**
Highest Trading Marketplace:	Cboe Canada

(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:
(in Canadian Dollars - refer to section 36 of OSC Rule 13-502 Fees)

Equity Symbol	VERS.WT.A
1st Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)	04/01/23 to 30/06/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 1.19 (i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	11286780 (ii)

Market value of class or series	(i) x (ii)	$ 13431268.20 (A)

2nd Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)	01/07/23 to 30/09/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.7 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	10684505 (iv)

Market value of class or series	(iii) x (iv)	$ 7479153.50 (B)

3rd Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)	01/10/23 to 31/12/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.65 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	10084555 (vi)

Market value of class or series	(v) x (vi)	$ 6554960.75 (C)

4th Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)	01/01/24 to 31/03/24
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.5 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	10032817 (viii)

Market value of class or series	(vii) x (viii)	$ 5016408.50 (D)
Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable quarterly period (i.e. A through D above))		$ 8120447.74 (1)
Equity Symbol		VERS.WT.B
1st Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)		24/08/23 to 30/09/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace		$ 1.09 (i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period		4650317 (ii)
Market value of class or series	(i) x (ii)	$ 5068845.53 (A)
2nd Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)		01/10/23 to 31/12/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.2 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period		7956740 (iv)
Market value of class or series	(iii) x (iv)	$ 1591348.00 (B)
3rd Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)		01/01/24 to 31/03/24

Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.18 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period		7956740 (vi)
Market value of class or series	(v) x (vi)	$ 1432213.20 (C)
4th Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)		N/A
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace		$ N/A (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period		N/A (viii)
Market value of class or series	(vii) x (viii)	$ N/A (D)
Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable quarterly period (i.e. A through D above))		$ 2697468.91 (1)
Equity Symbol		VERS
1st Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)		01/04/23 to 30/06/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace		$ 2.16 (i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period		66222813 (ii)

Market value of class or series	(i) x (ii)	$ 143041276.08 (A)

2nd Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)	01/07/23 to 30/09/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 1.37 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	76966075 (iv)

Market value of class or series	(iii) x (iv)	$ 105443522.75 (B)

3rd Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)	01/10/23 to 31/12/23
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 1.54 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	85236232 (vi)

Market value of class or series	(v) x (vi)	$ 131263797.28 (C)

4th Quarterly Trading Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 Fees)	01/01/24 to 31/03/24
Closing price of the security in the class or series on the last trading day of the quarterly trading period in which such security was listed or quoted on the highest trading marketplace	$ 1.43 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly trading period	86543603 (viii)

Market value of class or series	(vii) x (viii)	$ 123757352.29 (D)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable quarterly period (i.e. A through D above)) — $ 125876487.10 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 9(1)(b) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the last trading day of each quarterly period in the previous financial year of the reporting issuer)

Fair value of outstanding debt securities:
(See paragraph 9(1)(c), and if applicable, paragraphs 9(1)(d) and (e) of OSC Rule 13-502 Fees)

(Provide details of how value was determined) — $ 0.00 (2)

Capitalization for the previous financial year (1) + (2) — $ 136,694,403.75

Participation Fee
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee) — $ 12,700.00

(For Class 3B reporting issuers, from Appendix B of OSC Rule 13-502 Fees, select the participation fee)

Late Fee, if applicable
(As determined under section 8 of OSC Rule 13-502 Fees) — $ 0.00

Total Fee Payable
(Participation Fee plus Late Fee) — $ 12,700.00